

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2019

William Casey McManemin
Chief Executive Officer
Dorchester Minerals, L.P.
3838 Oak Lawn Avenue, Suite 300
Dallas, TX 75219

Re: Dorchester Minerals, L.P.
      Registration Statement on Form S-4
      Filed May 31, 2019
      File No. 333-231841

Dear Mr. McManemin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources